EXHIBIT 21.0

SUBSIDIARIES OF THE COMPANY

The following are the Company’s subsidiaries as of the close of the fiscal year ended June 30, 2013. All beneficial interests are wholly-owned, directly or indirectly, by the Company and are included in the Company’s consolidated financial statements.

Name	State or Jurisdiction of Organization

Alarm Lock Systems, Inc.	Delaware
Marks USA I, LLC	New York
Continental Instruments, LLC	New York
Napco DR, S.A.	Dominican Republic
Napco Americas	Cayman Islands
Napco Security Systems International, Inc.	New York
Napco/Alarm Lock Exportadora, S.A.	Dominican Republic
Napco/Alarm Lock Grupo Internacional, S.A.	Dominican Republic
Video Alert, LLC	New York